May 23, 2013

CONFIDENTIAL TREATMENT REQUESTED BY YAHOO! INC. PURSUANT TO 17 C.F.R. SECTION 200.83

VIA EDGAR AND BY HAND DELIVERY

Mr. Patrick Gilmore, Accounting Branch Chief

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Mail stop 4561

Washington, D.C. 20549

Re:	Yahoo! Inc.
Form 10-K for the Fiscal Year Ended December 31, 2012
Filed March 1, 2013
File No. 000-28018

Dear Mr. Gilmore:

We received your letter dated April 26, 2013 (the “Letter”) setting forth comments of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) on our above-referenced report filed under the Securities Exchange Act of 1934 (the “Exchange Act”). Our responses to your comments are set forth below. For the convenience of the Staff, the comments from the Letter are restated in italics prior to our responses.

Form 10-K for Fiscal Year Ended December 31, 2012

Management’s Discussion and Analysis of Financial Condition and Results of Operations

Overview, page 33

1.

On page 15 you state that a key to your strategy is focusing on mobile devices. We note from your fourth quarter 2012 and first quarter 2013 earnings calls that you saw an increase in mobile traffic volume, and that you surpassed 300 million mobile users in the first quarter. In addition, during your first quarter earnings call, you provided corollary disclosures related to advertising pricing gaps between mobile and desktop platforms. Please tell us what consideration you gave to disclosing trends or uncertainties in this transition on your business, including but not limited to changes in platform mix, impact on growth in desktop queries, impact on margins, and whether the type of mobile device being used (e.g., tablet, smartphone) impacts pricing. To the extent that mobile revenues have not yet become a material part of your business, tell us what consideration was given to addressing any risks and uncertainties associated with the rate at which you are growing this revenue stream as compared to others in your industry. Please refer to Item

CONFIDENTIAL TREATMENT REQUESTED BY YAHOO! INC. PURSUANT TO 17 C.F.R. SECTION 200.83

303(a)(3)(ii) of Regulation S-K. Further, please describe to us any additional mobile-related metrics that you use to manage and analyze this evolving market (e.g., unique mobile users). We refer you to Section III.B of SEC Release 33-8350.

We note the Staff’s comments and supplementally advise the Staff of the following:

We have given consideration to Item 303(a)(3)(ii) of Regulation S-K and Section III.B of SEC Release 33-8350. For the year ended December 31, 2012, mobile revenue represented approximately *** percent of our total revenue and is not currently a material part of our business nor does it materially impact trends in our financial results. We have, however, added disclosure to Management’s Discussion and Analysis of Financial Condition and Results of Operations (“MD&A”) (see page 33 of our Quarterly Report on Form 10-Q for the quarter ended March 31, 2013) under the caption “Results of Operations–Revenue” stating the following:

“We are increasing our strategic focus on the mobile industry due to a shift in Internet access by users and have hired engineering and technical talent to help us accelerate our efforts in mobile development. At present, our display and search revenue from mobile are not material.”

We will provide additional disclosure to address the impact of mobile in future filings in the event it becomes a material part of our business or has a material impact on trends in our financial performance.

We also considered risks and uncertainties associated with the rate at which we are growing our mobile revenue stream as compared to others in our industry. We expanded the second paragraph under the Risk Factor captioned “We face significant competition for users, advertisers, publishers, developers, and distributors” on page 44 of our Quarterly Report on Form 10-Q for the quarter ended March 31, 2013. Specifically we added the following language to address these risks and uncertainties:

“A number of our competitors are also focused on devoting significant resources to the development of products and services for mobile devices and currently have mobile revenue significantly greater than ours. If we are unable to develop products for mobile devices that users find engaging and that help us grow our mobile revenue, our competitive position, our financial condition and operating results could be harmed.”

We review and update our risk factor disclosures regularly and we will revise our risk factors in future filings if we determine it is appropriate to further address risks and uncertainties relating to our mobile business and competitive position in mobile.

***	Confidential treatment requested by Yahoo! Inc. Omitted information provided under separate cover to the Staff pursuant to Rule 83.

CONFIDENTIAL TREATMENT REQUESTED BY YAHOO! INC. PURSUANT TO 17 C.F.R. SECTION 200.83

Results of Operations

Revenue, page 42

2.	On page 43 you disclose that the increase in search revenue in the Americas region resulted from an increase in sponsored searches on Yahoo! Properties and higher revenue per search. On page 13 you include maintaining and expanding your Affiliate program for search and display advertising services as a factor influencing the company’s ability to retain and grow display and search revenue. We further note management statements from the fourth quarter 2012 earnings call that you added volume and overall traffic through Affiliate-hosted Search. Please tell us what consideration was given to separately quantifying the amount or percentage of display and search revenues attributable to arrangements with Affiliates as well as any differences in operating margins of revenues earned through Yahoo! Properties compared to revenues earned through Affiliates. If there are any trends in the proportion of revenues earned through Yahoo! Properties compared to Affiliates, tell us what consideration was given to discussing such trends and any impact on results. Please refer to Item 303(a)(3) of Regulation S-K and Part III.B of SEC Release 33-8350.

We note the Staff’s comments and supplementally advise the Staff of the following:

We have considered Item 303(a)(3) of Regulation S-K and Part III.B of SEC Release 33-8350 and believe that separately quantifying the amount or percentage of display and search revenues attributable to arrangements with Affiliates as well as any differences in operating margins of revenues earned through Yahoo! Properties compared to revenues earned through Affiliates would not prove sufficiently useful to investors at this time to merit its inclusion in our periodic reports.

Throughout our MD&A discussion we disclose the factors causing changes in our display and search revenue as well as revenue by segment and, as appropriate, we describe any trends that are reasonably likely to have a material impact on our future financial performance. In addition, please note that in our Annual Report on Form 10-K for 2012 and our Quarterly Report on Form 10-Q for the quarter ended March 31, 2013, we provided disclosure about the amounts of our revenue ex-TAC (revenue after deducting payments made to Affiliates). We focus both internal and external discussions on this metric, which we believe provides management and investors with an understanding of Yahoo!’s display and search advertising performance. We believe that disclosure of this metric is more useful to investors, and takes the place of separately quantifying the amount or percentage of display and search revenues attributable to arrangements with Affiliates. We do not separately report operating margins on revenues earned through Yahoo! Properties or Affiliates internally, nor do we use such metrics as performance indicators.

CONFIDENTIAL TREATMENT REQUESTED BY YAHOO! INC. PURSUANT TO 17 C.F.R. SECTION 200.83

When changes to revenue attributable to arrangements with Affiliates are material to an explanation of our financial results or trends in our revenue, we will address it in our MD&A discussion. For example, in our Quarterly Report on Form 10-Q for the quarter ended March 31, 2013, we included the underlined sentences in the paragraphs below commenting on, in the case of display revenue, an increase in Affiliate revenue in the Americas region and, in the case of search revenue, the decrease in Price-per-Click being due to a higher mix of lower monetizing Affiliate traffic.

“Display Revenue

Display revenue for the three months ended March 31, 2013 decreased by 11 percent compared to the same period of 2012. The year over-year decline was primarily attributable to a decline in advertising on Yahoo! Properties in the Americas region due to a decline in supply related to actions we took to remove ad inventory and page views in order to improve the overall user experience in the redesign of Yahoo.com and Yahoo Mail. This was partially offset by an increase in Affiliate revenue in the Americas region.

Search Revenue

For the three months ended March 31, 2013, Paid Clicks increased 16 percent and Price-per-Click decreased 7 percent compared to the same period of 2012. The increase in Paid Clicks was primarily attributable to higher click-through rates resulting from improvements in the user interface and strong advertiser adoption of new ad formats. The decrease in Price-per-Click was due to a higher mix of lower monetizing Affiliate traffic.”

The Staff’s comment also asks whether there are any trends in the proportion of revenues earned through Yahoo! Properties compared to Affiliates. We do not believe there are any current trends in the proportion of revenues earned on Yahoo! Properties compared to Affiliates that are material and warrant discussion in our MD&A. We will, however, consider adding discussion in future filings if material trends in such revenues or their relative proportions develop. In addition, in our Quarterly Report on Form 10-Q for the quarter ended March 31, 2013, we added the following language in the first paragraph under the caption “Results of Operations–Revenue” on page 33 to address, in general terms, the amount of revenue from Yahoo! Properties and Affiliates and related margins:

“The majority of our revenue comes from display and search advertising on Yahoo! Properties, and our margins on revenue from Yahoo! Properties advertising is higher than our margins on revenue from display and search advertising on Affiliate sites, as we pay traffic acquisition costs to our Affiliates.”

CONFIDENTIAL TREATMENT REQUESTED BY YAHOO! INC. PURSUANT TO 17 C.F.R. SECTION 200.83

Operating costs and expenses, page 46

3.	Please tell us the amount of legal costs incurred related to the Mexico matter and when these costs were recorded.

We note the Staff’s comments and supplementally advise the Staff of the following:

We have incurred legal costs related to the Mexico matter since we engaged legal counsel in 2011. The amount of these costs has not been material to our results of operations in any reporting period. We expense these legal costs as incurred. In 2011, 2012, and in the quarter ended March 31, 2013, we expensed approximately $***, $***, and $***, respectively, in legal costs related to the Mexico matter. We will continue to incur legal costs related to the Mexico legal proceedings until they are concluded, including all appeals. We will continue to expense these costs as incurred.

We are aware of media reports of Yahoo! incurring legal expenses of approximately $300 million related to the Mexico matter. These reports are incorrect and, we believe, most likely reflect a misunderstanding of a provision of Mexico law that allows a party on appeal to seek as statutory costs a percentage of the appealed judgment if the judgment is overturned. We included a request for such statutory costs in our appeal. That amount on appeal bears no relationship to the actual legal costs incurred by the prevailing party.

Consolidated Financial Statements

Concentration of Risk, page 70

4.	On page 71 you disclose that revenue under the Search Agreement with Microsoft represented more than 10% of the company’s revenue during 2011 and 2012. Please tell us what consideration was given to quantifying the percentage or amount of revenues attributable to the Microsoft arrangement to more clearly demonstrate the significance of this concentration. Please refer to paragraphs 50-16 through 50-20 of ASC 275-10-50.

***	Confidential treatment requested by Yahoo! Inc. Omitted information provided under separate cover to the Staff pursuant to Rule 83.

CONFIDENTIAL TREATMENT REQUESTED BY YAHOO! INC. PURSUANT TO 17 C.F.R. SECTION 200.83

We note the Staff’s comments and supplementally advise the Staff of the following:

We considered paragraphs 50-16 through 50-20 of ASC 275-10-50. We believe that the disclosure we made that more than 10 percent of our revenues during 2011 and 2012 were attributable to the Microsoft Search Agreement satisfied the requirements of ASC 275-10-50. Specifically, paragraph 275-10-50-20 states “that it is adequate to inform users of the general nature of the risk associated with the concentration.” The disclosure that the revenues exceed 10 percent of total revenues, coupled with the detailed disclosure contained in our periodic reports, including the 10-K, of the Search Agreement and revenue sharing arrangement with Microsoft concerning search advertising revenue, adequately informs investors of this relationship and the related risks. We have also included a description of the related risks in our risk factors. We will, however, in our Form 10-K for the year ending December 31, 2013, add language to our financial statement footnote to disclose, if circumstances have not changed and, if still more than 10 percent, the percentage of our revenues attributable to our Search Agreement with Microsoft.

CONFIDENTIAL TREATMENT REQUESTED BY YAHOO! INC. PURSUANT TO 17 C.F.R. SECTION 200.83

We acknowledge that the company is responsible for the adequacy and accuracy of the disclosure in the filing, staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing, and the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. We appreciate the Staff’s comments and request that the Staff contact the undersigned at (408) 349-3300 with any questions or comments regarding this letter.

Respectfully submitted,

Yahoo! Inc.

/s/ KEN GOLDMAN
By:	Ken Goldman
Title:	Chief Financial Officer

cc:	Joyce Sweeney, Staff Accountant
Ivan Griswold, Staff Attorney
Mark P. Shuman, Branch Chief-Legal
Marissa A. Mayer, Chief Executive Officer
Aman S. Kothari, Senior Vice President, Global Controller
and Chief Accounting Officer
Ronald S. Bell, General Counsel and Secretary
Stephanie I. Splane, Senior Vice President, Corporate Legal Affairs,
Deputy General Counsel
Robert Plesnarski, O’Melveny & Myers LLP